Q77c
Proxy Voting Results

A special meeting of Shareholders of SunAmerica Focused Portfolios was held on February 13, 2004. The Portfolio voted in favor of adopting the following proposals.

2(a) To approve an amendment to the Portfolio's Articles of Incorporation with respect to its "redemption in kind" provisions.
Votes in favor of the proposal.............165,462,411
Votes Against the proposal . . . . . . . . . 3,695,201
Votes Abstained . . . . . . . . .. . . . ... 4,455,294
Broker Non-votes . . . . . . . . . . . . . . 97,456,180
2(b) To approve an amendment to the Portfolio's Articles of Incorporation with respect to its "winding up" provisions.
Votes in favor of the proposal . . . . . . . . . . . . . 165,879,073
Votes Against the proposal . . . . . . . . . . . . . ..... 3,118,486
Votes Abstained . . . . . . . . . . . . . . . . . . .... . 4,615,347
Broker Non-votes . . . . . . . . . . . . . . . . . ...... 97,456,180